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                 January 22, 2024

       Handong Cheng
       Chief Executive Officer
       ZW Data Action Technologies Inc.
       Room 1811, Xinghuo Keji Plaza, No 2, Fu Feng Road, Fengtai District Beijing, China 100070

                                                        Re: ZW Data Action
Technologies Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 10,
2024
                                                            File No 333-276448

       Dear Handong Cheng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Michell Austin at 202-551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Lawrence S. Venick